Exhibit 12

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	Year Ended April 30,					Three Months Ended July 31,
	2017	2016	2015	2014	2013	2017
Earnings before fixed charges:
Income before income taxes	$878.4	$977.9	$523.0	$849.7	$817.3	$189.0
Total fixed charges	199.5	204.7	108.8	104.4	119.4	50.6
Less: capitalized interest	(0.8)	(0.9)	(4.9)	(3.2)	(4.7)	(0.4)

Earnings available for fixed charges	$1,077.1	$1,181.7	$626.9	$950.9	$932.0	$239.2
Fixed charges:
Interest and other debt expense, net of capitalized interest	$165.0	$173.0	$81.5	$81.0	$95.0	$42.5
Capitalized interest	0.8	0.9	4.9	3.2	4.7	0.4
Estimated interest portion of rent expense (A)	33.7	30.8	22.4	20.2	19.7	7.7

Total fixed charges	$199.5	$204.7	$108.8	$104.4	$119.4	$50.6
Ratio of earnings to fixed charges	5.4	5.8	5.8	9.1	7.8	4.7

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.